NATURALSHRIMP INCORPORATED
5080 SPECTRUM DRIVE, SUITE 1000
ADDISON, TX 75001

March 1, 2019

Susan Block
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NaturalShrimp Incorporated
Registration Statement on Form S-1 Filed December 14, 2018
File No. 333-228822

Dear Ms. Block:

By letter dated February 12, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided NaturalShrimp Incorporated (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on December 14, 2018. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form S-1 filed December 14, 2018

Equity Financing Agreement, page 53

1.
We note your disclosure that you have previously registered 20,000,000 shares of common stock for resale under the Equity Financing Agreement dated August 21, 2018 on Form S-1 (file number 333-227258), which went effective on September 19, 2018. This appears to be the same Financing Agreement under which you are registering 60,000,000 shares of common on this registration statement. Please advise as to the status of the offering underlying the September registration statement, whether GHS has purchased any shares pursuant to the Equity Financing Agreement, and whether or not that offering is ongoing. In this regard, we note the disclosure that the 60,000,000 shares of common stocked registered for resale on this registration statement would represent approximately 30% of the Company’s public float. If you intend to make offers and sales using the September Form S-1 in addition to this current Form S-1, please advise what percentage of shares these two combined offerings represent of the Company’s public float.

Response: The offering underlying the September registration statement has been completed. GHS has purchased all of the 20,000,000 shares of the Company’s common stock underlying the September registration statement and therefore the offering under the September registration statement is no longer ongoing. The Company is registering 16,876,540 shares of its common stock in this current registration statement on Form S-1 and as such this represents approximately 0.0630% of the Company’s public float.

2.
In this regard, we also note that your common stock outstanding has appeared to have increased significantly since your September 2018 S-1 registration statement. We note you disclosed you had 87,056,880 common stock outstanding in your September 2018 S-1, whereas you disclose in this registration statement that as of December 14, 2018 you had 226,477,233 shares of common stock outstanding. Please add disclosure in an appropriate place in this registration statement explaining this increase. Please also add risk factor disclosure explaining the dilutive effect of this increase in the number of outstanding shares, and the dilutive effect of any potential future stock issuances.

Response: We have updated this current registration statement on Form S-1 to explain the increase in the common stock outstanding of the Company. Additionally, we have added a risk factor to disclose the dilutive effect of this increase in the number of outstanding shares of common stock, and the dilutive effect of any potential future stock issuances.

3.
We note your disclosure on page 26 that “the Financing Agreement gives us the option to sell to GHS, up to $7,000,000 worth of our common stock over the period ending thirty-six (36) months after the date this Registration statement is deemed effective” (emphasis added). Please reconcile with your statement in this section that “Puts may be delivered by the Company to GHS until the earlier of thirty-six (36) months after the effectiveness of the [September 2018] Registration Statement or the date on which GHS has purchased an aggregate of $7,000,000 worth of Common Stock under the terms of the Equity Financing Agreement.”

Response: We have reconciled the above mentioned statements on page 26 of Amendment No. 1 to the Registration Statement on Form S-1.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

NaturalShrimp Incorporated

By: /s/Bill G. Williams
Name: Bill G. Williams
Title: Chief Executive Officer